Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement No. 333-262425 on Form F-4 of (a) our report dated 22 March 2021, except for the change in accounting policy related to the presentation of revenues and purchases relating to physically settled derivative contracts disclosed in Note 1 and the change in segmentation disclosed in Notes 1 and 5, as to which the date is 31 January 2022, relating to the consolidated financial statements of BP p.l.c (the “Company”), appearing in the Report on Form 6-K dated 31 January 2022, and (b) of our report dated 22 March 2021 related to the effectiveness of the Company’s internal control over financial reporting, appearing in the Form 20-F of the Company for the year ended 31 December 2020.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte LLP

London, United Kingdom

28 February 2022